Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

August 11, 2009

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631
Attn: Tricia Armelin

Re:	Sino Clean Energy Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed April 3, 2009 File No. 0-51753

Dear Ms. Armelin:

On behalf of Sino Clean Energy, Inc.  (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) in the letter dated July 28, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements, page 24
Note 2. Summary of Significant Accounting Policies,  Revenue recognition, page F-9

1.
We note your reference to “acceptance by the customer” in regard to return allowances.  With a view towards future disclosure, please provide us a specific and comprehensive explanation of the acceptance provisions included in your revenue arrangements.  Please tell us when and how customer acceptance occurs and if and how that is considered in your revenue recognition policy.

Response: The Company's business is to produce and sell coal-water mixture (“CWM”), a liquid coal based fuel substitute.  All of the Company’s CWM is delivered directly to our customers.  Our CWM is complete at the time of delivery, and we are not obligated to perform any subsequent services relating to the CWM.  In our revenue arrangements, physical delivery is the point in time when customer acceptance occurs since title and risk of loss are transferred to the customer.  Revenue is recognized when the customer takes physical delivery and the following conditions have been met: persuasive evidence of an arrangement exists, the price is fixed and determinable, and collectibility of the resulting receivable is reasonably assured. The Company’s disclosure of it acceptance provisions included in its revenue recognition policies will be so clarified in the Company’s future quarterly and annual filings as follows:

Sales are recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.  Revenues are presented net of value added tax (VAT).  In our revenue arrangements, physical delivery is the point in time when customer acceptance occurs since title and risk of loss are transferred to the customer.  No return allowance is made as products are normally not returnable after physical delivery to the customer.

Note 4. Deposits and Prepayments. page F-14

2.           Based on your current disclosures please explain to us:

•
why you believe prepayments related to construction in progress and machinery purchases are appropriately classified as current assets and the related cash flows are appropriately classified as operating cash flows; and

•	the specific facts and circumstances related to the prepayment for research and development, including why you believe the prepayment is appropriately classified as an asset

Response: At December 31, 2008, the Company had recorded as current assets $994,395 of prepayments for long term construction contracts and machinery purchases.

Based upon our review of the terms of under which we made prepayments relating to construction in progress and to machinery purchases, we agree with the Staff's interpretation that such amounts should have been included in long term assets at December 31, 2008.  The Company notes the Staff's comment regarding the classification of cash flows from construction in progress and machinery purchases as operating activities.  Upon further analysis, we determined the cash flows from construction in progress and machinery purchases should be classified as cash flows from investing activities.

On a prospective basis, the Company will reclassify such prepayments as long term assets in its future quarterly and annual filings. We will also reclassify the cash flows from such prepayments as investing cash flows.  We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements in such future filings so that readers are fully informed of the reason for the reclassification. The Company does not believe the reclassification of such prepayments requires a revision of its previously filed Balance Sheet that was included in our annual report on Form 10K for the year ending December 31, 2008 filed on April 3, 2009 (the “2008 Annual Report”).

The Company made this decision upon its review and analysis of SEC Staff Accounting Bulletin 108 that references FASB Concepts Statement No. 2, "Qualitative Characteristic of Accounting Information - which indicates that an error is material if, “it is probable that the judgment of reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  We believe that the proper classification of these prepayments would not impact the judgment of a reasonable person relying on the financial statements.  We reached this conclusion based upon the following facts: (i) these prepayments are collectively only approximately 4.7 % of the total assets at December 31, 2008; (ii) the cash flow related to these prepayments is approximately 1.9% of total cash flows from operations and 1.7% of total cash flows from investing activities, and (iii) the reclassification will not result in a change in reported net income or earnings per share.  SAB 108 continues to state, “Correcting prior year financial statements for immaterial errors would not require previously file reports to be amended.  Such correction may be made the next time the registrant files the prior year financial statements.”  We propose to properly classify these prepayments as part of our long term assets beginning with our quarterly report on Form 10-Q for the three months and six months ended June 30, 2009, and to reflect the change as a reclassification of these prepayments that was recorded at December 31, 2008.

At December 31, 2008, the Company has recorded as a current asset $731,572 prepayment for coal water mixture research and development.  Such amount represents an advance to a local university to fund a study of coal-water mixture (CWM).  The project was cancelled in January 2009, and the Company was repaid the advance in January, 2009.

An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.  At December 31, 2008, the Company believed the $731,572 due from the local university is an asset because it is a probable future economic benefit obtained and controlled by the Company as a result of the past transactions with the local university.  At December 31, 2008, the Company believed such advance is appropriately classified as a current asset because it was expected to be realized during the normal operating cycle of the Company, and in fact was received in January 2009 prior to the filing of the 2008 Annual Report on April 3, 2009.

Note 5. Government Grant Receivable, page F-15

3.
Please explain to us when and how you determine it is appropriate to record government grant receivables and help us understand when and why the government is obligated to make these payments to you.  Also, please explain to us why you believe the related cash flows are appropriately classified as financing cash flows.

Response: At December 31, 2008, the Company had recorded a receivable of $146,314 from a government grant.  In December 2008, government authorities approved the grant to the Company as a reward for its production and promotion of CWM in 2008.  The government was obligated to pay the grant to the Company at the time the grant documents were approved by the government authorities.  Such government grant was unconditional, non-refundable and without any restrictions on usage at the time of grant to the Company.  The grant was collect by the Company on April 2, 2009.

Professional literature within U.S. GAAP does not specify the accounting for government grants applicable to "for profit" enterprises.  Therefore the Company referred to International Accounting Standards (IAS) 20 "Accounting for Government Grants and Disclosures of Government Assistance" for guidance in determining the most appropriate accounting for the government grant.  IAS 20 requires that a grant may not be recognized until there is a reasonable assurance that the enterprise will comply with the conditions attached and that the grant will be received. As there are no conditions the Company must meet to receive the grant, and the grant is a reward for the promotion of CWM in 2008, the Company recognized the grant appropriately as other income in 2008.

The Company notes the Staff's comment regarding the classification of cash flows from the government grant as investing activities.  Upon further analysis, we determined cash flows from government grants receivable should be classified as cash flows from operating activities.

On a prospective basis, the Company will reclassify such cash flows to cash flows from operating activities in its future quarterly and annual filings. We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements in such future filings so that readers are fully informed of the reason for the reclassification. The Company does not believe the reclassification of such cash flows requires a revision of its previously filed Statement of Cash Flows that was included in the 2008 Annual Report.

The Company made this decision upon its review and analysis of SEC Staff Accounting Bulletin 108 that references FASB Concepts Statement No. 2, "Qualitative Characteristic of Accounting Information - which indicates that an error is material if, “it is probable that the judgment of reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  We believe that the proper classification of these prepayments would not impact the judgment of a reasonable person relying on the financial statements.  We reached this conclusion based upon the following facts: (i) the reclassification of the cash flows of the government grant receivable will have no effect on current assets or total assets at December 31, 2008; (i) the reclassification of the government grant receivable is only approximately 5.9% of the net cash provided from operating activities for the year ended December 31, 2008; and (ii) the reclassification will not result in a change in reported net income or earnings per share.  SAB 108 continues to state, “Correcting prior year financial statements for immaterial errors would not require previously file reports to be amended.  Such correction may be made the next time the registrant files the prior year financial statements.”  We propose to properly classify these cash flows as part of our cash flows from operating activities with our quarterly report on Form 10-Q for the three months and six months ended June 30, 2009.

Note 15. Commitments and Contingencies. page F-20

4.
Please revise future filings to clarify how the pricing of coal inventory purchase contracts are determined.  If applicable, please also revise MD&A in future filings to address any potential risks and uncertainties related to the pricing terms of such contracts.

Response: We will include in future filings disclosures in compliance with this comment.

Item 9A. Controls and Procedures, page 25

5.
We note your statement that your disclosure controls and procedures were effective subject to certain material weaknesses in your internal control over financial reporting.  Given the exceptions noted, it remains unclear to us whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosures explaining how your disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, provide a conclusion similar to your current disclosure, which appears to us to indicate that your disclosure controls and procedures are effective except to the extent that they are not effective. Also, if you continue to include the definition of disclosure controls and procedures in your conclusion regarding effectiveness, please ensure that you include the full two part definition.

Response: We will revise our disclosures accordingly, as reflected in the proposed draft of Amendment No. 1 of the annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Proposed Amendment”) submitted concurrently with this response letter.

6.
In future filings, please ensure that your disclosure related to changes in internal control over financial reporting relate to the appropriate period (the last fiscal quarter) as required by Item 308T(b) of Regulation S-K.

Response: We will include in future filings disclosures in compliance with this comment.

Exhibit 31.1 and 31.2

7.
We note that your certifications omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601 of Regulation S-K.  This language became required when you began including a report by management on the effectiveness of the company’s internal control over financial reporting as disclosed in Item 9A of your Form 10-K.  Please amend your Form 10-K to include the aforementioned language in your certifications.  Please note that when you amend your Form 10-K to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph.  Also, you only need to include Item 9A(T).  Controls and Procedures and Item 15.  Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the certifications.

Response: We will revise the language of the 302 certifications accordingly, as reflected in Exhibits 31.1 and 31.2 to the Proposed Amendment.

Form 10-Q for the quarterly period ended March 31, 2009

Results of Operations. page 17

8.
In all future annual and quarterly filings, please provide a more specific and comprehensive qualitative and quantitative discussion of the reasons for significant changes in your results from period-to-period.  Your discussion should include, but not be limited to, the following:

•
Quantify and discuss all significant factors that impacted your revenue.  For example, please disclose the amount of revenue that was generated from additional customers.  Please also disclose the impact of changes in volume and pricing on your results.

•      Quantify and discuss any negative factors impacting your profitability.
•
Quantify and discuss the impact of changes in costs of raw materials, direct labor and manufacturing overhead, and depreciation of plant and machinery on your results. Please also address any known trends or events that may or will impact future results.  In this regard, we note the significant increase in plant and machinery during 2008 that we assume will impact future depreciation expense.

Response: We will include in future filings disclosures in compliance with this comment.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Francis Chen
Francis Chen